UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  2)1

Asbury Automotive Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

043436104
(CUSIP Number)

STEPHEN RANERI
LIONEYE CAPITAL MANAGEMENT LLC
152 W. 57th Street, 10th Floor
New York, New York 10019
(212) 257-5690

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON LIONEYE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,257,434
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,257,434
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,257,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON LIONEYE ONSHORE FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 126,773
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 126,773
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON LIONEYE ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 126,773
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 126,773
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON LIONEYE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,334,505
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,334,505
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,334,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON STEPHEN RANERI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,334,505
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,334,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,334,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 043436104

1	NAME OF REPORTING PERSON ARTHUR ROSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,334,505
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,334,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,334,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 043436104

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by LionEye Master Fund and LionEye Onshore and held in the LionEye Capital Management Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted on Schedule A.  The aggregate purchase price of the 1,257,434 Shares beneficially owned by LionEye Master Fund is approximately $86,292,410, including brokerage commissions. The aggregate purchase price of the 126,773 Shares beneficially owned by LionEye Onshore is approximately $8,954,225, including brokerage commissions.  The aggregate purchase price of the 950,298 Shares held in the LionEye Capital Management Accounts is approximately $63,663,191, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,247,974 Shares outstanding as of April 21, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 22, 2015.

A.	LionEye Master Fund

(a)	As of the close of business on May 4, 2015, LionEye Master Fund beneficially owned 1,257,434 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 1,257,434
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,257,434
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LionEye Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	LionEye Onshore

(a)	As of the close of business on May 4, 2015, LionEye Onshore beneficially owned 126,773 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 126,773
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 126,773
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 043436104

(c)	The transactions in the Shares by LionEye Onshore during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	LionEye Advisors

(a)	LionEye Advisors, as the general partner of LionEye Onshore, may be deemed the beneficial owner of the 126,773 Shares beneficially owned by LionEye Onshore.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 126,773
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 126,773
4. Shared power to dispose or direct the disposition: 0

(c)
LionEye Advisors has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of LionEye Onshore during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	LionEye Capital Management

(a)
As of the close of business on May 4, 2015, 950,298 Shares were held in the LionEye Capital Management Accounts.  LionEye Capital Management, as the investment manager of LionEye Master Fund, LionEye Onshore and the LionEye Capital Management Accounts, may be deemed the beneficial owner of the (i) 1,257,434 Shares beneficially owned by LionEye Master Fund, (ii) 126,773 Shares beneficially owned by LionEye Onshore and (iii) 950,298 Shares held in the LionEye Capital Management Accounts.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 2,334,505
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,334,505
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by LionEye Capital Management through the LionEye Capital Management Accounts and on behalf of LionEye Master Fund and LionEye Onshore during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Messrs. Raneri and Rosen

(a)
Each of Messrs. Raneri and Rosen, as a managing member of each of LionEye Capital Management and LionEye Advisors, may be deemed the beneficial owner of the (i) 1,257,434 Shares beneficially owned by LionEye Master Fund, (ii) 126,773 Shares beneficially owned by LionEye Onshore and (iii) 950,298 Shares held in the LionEye Capital Management Accounts.

CUSIP NO. 043436104

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,334,505
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,334,505

(c)
None of Messrs. Raneri or Rosen has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of LionEye Master Fund, LionEye Onshore and through the LionEye Capital Management Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 043436104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 2015

LionEye Master Fund Ltd

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Director

LionEye Onshore Fund LP

By:	LionEye Advisors LLC General Partner

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Managing Member

LionEye Advisors LLC

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Managing Member

LionEye Capital Management LLC

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Managing Member

/s/ Stephen Raneri
Stephen Raneri

/s/ Arthur Rosen
Arthur Rosen

CUSIP NO. 043436104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

LIONEYE MASTER FUND LTD

Purchase of Common Stock	4,762	81.9148	04/01/2015
Purchase of Common Stock	8,471	85.4839	04/13/2015
Purchase of Common Stock	17,580	85.1326	04/14/2015
Purchase of Common Stock	52,740	85.0000	04/14/2015
Purchase of Common Stock(1)	109,000	65.0000	04/17/2015
Purchase of Common Stock(2)	44,477	84.0300	05/01/2015
Purchase of Common Stock	1,740	84.5375	05/01/2015
Purchase of Common Stock	3,946	84.5350	05/01/2015
Purchase of Common Stock	3,201	84.7618	05/01/2015
Purchase of Common Stock	71,357	85.1541	05/01/2015

Sale of Call Option(3)	(70,316)	13.4700	04/14/2015

LIONEYE ONSHORE FUND LP

Purchase of Common Stock	451	81.9148	04/01/2015
Purchase of Common Stock	952	85.4839	04/13/2015
Purchase of Common Stock	1,932	85.1326	04/14/2015
Purchase of Common Stock	5,796	85.0000	04/14/2015
Purchase of Common Stock(1)	11,900	65.0000	04/17/2015
Sale of Common Stock(4)	(5,144)	84.0300	05/01/2015
Purchase of Common Stock	181	84.5375	05/01/2015
Purchase of Common Stock	411	84.5350	05/01/2015
Purchase of Common Stock	333	84.7618	05/01/2015
Purchase of Common Stock	7,432	85.1541	05/01/2015

Sale of Call Option(3)	(7,731)	13.4700	04/14/2015

CUSIP NO. 043436104

LIONEYE CAPITAL MANAGEMENT LLC
(Through the LionEye Capital Management Accounts)

Purchase of Common Stock	800	76.7388	03/06/2015
Purchase of Common Stock	100	75.3500	03/09/2015
Purchase of Common Stock	900	79.8200	03/26/2015
Purchase of Common Stock	6,871	81.9148	04/01/2015
Purchase of Common Stock	516	81.9148	04/01/2015
Purchase of Common Stock	5,903	85.4839	04/13/2015
Purchase of Common Stock	1,174	85.4839	04/13/2015
Purchase of Common Stock	3,579	85.1326	04/14/2015
Purchase of Common Stock	10,737	85.0000	04/14/2015
Purchase of Common Stock	3,228	85.1326	04/14/2015
Purchase of Common Stock	9,684	85.0000	04/14/2015
Purchase of Common Stock	3,681	85.1326	04/14/2015
Purchase of Common Stock	11,043	85.0000	04/14/2015
Purchase of Common Stock(1)	18,200	65.0000	04/17/2015
Purchase of Common Stock(1)	16,800	65.0000	04/17/2015
Purchase of Common Stock(1)	19,300	65.0000	04/17/2015
Sale of Common Stock(5)	(27,633)	84.0300	05/01/2015
Purchase of Common Stock	239	84.5375	05/01/2015
Purchase of Common Stock	543	84.5350	05/01/2015
Purchase of Common Stock	440	84.7618	05/01/2015
Purchase of Common Stock	9,815	85.1541	05/01/2015
Purchase of Common Stock	241	84.5375	05/01/2015
Purchase of Common Stock	546	84.5350	05/01/2015
Purchase of Common Stock	443	84.7618	05/01/2015
Purchase of Common Stock	9,882	85.1541	05/01/2015
Sale of Common Stock(5)	(11,700)	84.0300	05/01/2015
Purchase of Common Stock	282	84.5375	05/01/2015
Purchase of Common Stock	637	84.5350	05/01/2015
Purchase of Common Stock	517	84.7618	05/01/2015
Purchase of Common Stock	11,514	85.1541	05/01/2015

Sale of Call Option(3)	(14,316)	13.4700	04/14/2015
Sale of Call Option(3)	(12,909)	13.4700	04/14/2015
Sale of Call Option(3)	(14,728)	13.4700	04/14/2015

______________

(1) Represents the exercise of certain call options on their April 17, 2015 expiration date into Shares at an exercise price of $65 per Share.

(2) Represents a cross trade of Shares to LionEye Master Fund Ltd from the LionEye Capital Management Accounts and LionEye Onshore Fund LP.

(3) Represents Shares underlying certain over-the-counter call options with an exercise price of $75 per Share. These call options expire on December 18, 2015.

(4) Represents a cross trade of Shares from LionEye Onshore Fund LP to LionEye Master Fund Ltd.

(5) Represents a cross trade of Shares from the LionEye Capital Management Accounts to LionEye Master Fund Ltd.